Vornado Realty Trust

210 Route 4 East

Paramus, NJ 07652

Tel 201-587-1000

Fax 201-587-0600

September 28, 2010

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Daniel L. Gordon
Branch Chief

Re:	Vornado Realty Trust Form 10‑K for the year ended December 31, 2009 Filed February 23, 2010 File No. 001-11954

Dear Mr. Gordon:

            Please find herein our response to the letter, dated September 14, 2010, from you on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Joseph Macnow, Chief Financial Officer of Vornado Realty Trust (the “Company”) regarding the above referenced filing and the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed with the Commission.  We have carefully considered the Staff’s comment and have provided additional information, as requested.  For your convenience, we have included the Staff’s comment before our response.

Form 10-Q for the period ended June 30, 2010

Note 8. Debt, page 16

1.                  We note that you have three loans that are in default and you have made no payments since March 2010.  As disclosed on page 56, we also note that you have accrued $6,558,000 in default interest and fees associated with the loans.  Tell us the reasons for the defaults and any impact that they might have on current and future operations of your business.  Please show us the disclosure that you will include with MD&A in future filings to address this issue.

Response:

The Company notes for the information of the Staff that three of its subsidiaries have notified the master servicers of the non-recourse debt secured by properties in High Point, North Carolina, San Francisco, California and Springfield, Virginia, that the cash flows currently generated from these properties are insufficient to fund debt service payments and that neither the subsidiaries, nor the Company is prepared at this time to fund any cash shortfalls.  Accordingly, the Company requested that these loans be placed with their respective special servicers.  As disclosed in the Company’s periodic filings, the Company has ceased making debt service payments on these loans and is currently in default.  Pursuant to the terms of the debt agreements and in accordance with GAAP, the Company has accrued interest on these loans at the default rate.

The Company also notes for the information of the Staff that its determination not to fund the debt service payments associated with these loans is not indicative of the Company’s ability to fund its business operations, cash dividends to shareholders, cash distributions to unitholders, debt amortization and recurring capital expenditures.  As disclosed in the Company’s periodic filings, the Company’s sources of liquidity to fund its business operations include, among other things, proceeds from secured and unsecured borrowings, proceeds from the issuance of common and preferred equity securities and existing cash, which was in excess of $650 million at June 30, 2010.  These defaults have not had, nor are they expected to have, any material impact on the Company’s business operations and its ability to raise capital through secured and unsecured borrowings and/or equity offerings, or the Company’s credit ratings.

In response to the Staff’s comment, the Company will expand its disclosure in future filings to include the following, which the Company expects will be updated and expanded further at the time of such filings based on the status of the Company’s ongoing negotiations with the respective special servicers of these loans and any actions they may take as a result of the default.

“In the fourth quarter of 2009 and the first quarter of 2010, three of our subsidiaries notified the master servicers of non-recourse debt secured by properties in High Point, North Carolina, San Francisco, California and Springfield, Virginia, that the cash flows currently generated from these properties were insufficient to fund debt service payments and that neither the subsidiaries, nor the Company was prepared at such time to fund any cash shortfalls.  Accordingly, we requested that these loans be placed with special servicers.  Our subsidiaries have ceased making debt service payments on these loans and are currently in default.  Pursuant to the terms of the debt agreements, we have accrued interest on these loans at the default rate.  These defaults have not had, nor are they expected to have, any material impact on our current or future business operations and our ability to raise capital, including our credit ratings.  We continue to negotiate with the special servicers of the respective loans but there can be no assurance as to the timing and ultimate resolution of these negotiations.”

The Company acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212‑894‑7050) or to Joseph Macnow, Chief Financial Officer (201‑587‑1000).

Sincerely, /s/ Alan J. Rice Alan J. Rice – Corporation Counsel

cc:	Eric C. McPhee (Division of Corporation Finance) Edward Morrissey (Deloitte & Touche LLP) Michael D. Fascitelli Joseph Macnow (Vornado Realty Trust)